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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*

                            FIRST FINANCIAL CORP. RI
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    320221104
                                 ---------------
                                 (CUSIP Number)

                John Sheldon Clark, 430 Park Avenue, Suite 1800,
                      New York, N.Y. 10022 - 212-319-0881
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                November 25, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                  SCHEDULE 13D

CUSIP No.       320221104                         Page    2    of     5    Pages
           -------------------                         -------     -------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Sheldon Clark
       S.S. ####-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
       PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E)                                                           [ ]
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
--------------------------------------------------------------------------------
  NUMBER OF          7     SOLE VOTING POWER         83,000 shares
  SHARES             ___________________________________________________________
  BENEFICIALLY       8     SHARED VOTING POWER
  OWNED BY           ___________________________________________________________
  EACH               9     SOLE DISPOSITIVE POWER    83,000 shares
  REPORTING          ___________________________________________________________
  PERSON WITH        10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   83,000 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       6.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*       IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                                                  Page    3    of     5    Pages
                                                       -------     -------


ITEM 1. SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is Common Stock of First Financial Corp. R.I. (the Company). The address of the principal executive office of the Company is 180 Washington Street, Providence, Rhode Island 02903.

ITEM 2. IDENTITY AND BACKGROUND.

     The name, address and background of the person filing this statement is as follows:

     (a) John Sheldon Clark

     (b) Residence address: 6102 East Mockingbird, #622, Dallas, Texas 75214.

     (c) Office address: 430 Park Avenue, Suite 1800, New York, N.Y. 10022

     (d) Present principal occupation: individual investor.

     (e) Report Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The reporting person is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The source of funds used or to be used in making purchases of securities is personal funds (and Trust funds); no part of the consideration obtained for the purpose of acquiring, holding, trading or voting the securities is or will be borrowed. The total consideration for the 40,500 shares acquired personally to date by Mr. Clark is $391,625.00. To date, trust funds in the "Trust under the Will of Charles M. Clark, Jr. for the benefit of Valer C. Austin" were used to acquire 25,000 shares ($240,000.00) and trust funds in the "Trust under the Will of Charles M. Clark, Jr. for benefit of John Sheldon Clark" were used to acquire 17,500 shares ($168,750.00).

ITEM 4. PURPOSE OF TRANSACTION.

     The acquisition of Common Stock to which this statement relates has been made for investment. Mr. Clark will continuously evaluate the


                                                  Page    4    of     5    Pages
                                                       -------     -------




business, financial conditions and prospects of the Company, as well as conditions in the economy and the banking industry in general, with a view toward determining whether to hold, decrease or add to his investment in Common Stock.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     The Company has reported 1,261,241 shares issued and outstanding for the quarter ended September 30, 1996.

     (a) (1) Mr. Clark personally owns 40,500 shares of Common Stock.

     (a) (2) Mr. Clark is Trustee of a Trust entitled "Trust under the Will of Charles M. Clark, Jr. for the benefit of Valer C. Austin" and said Trust owns 25,000 shares of Common Stock. As Trustee, he is empowered to buy and sell shares for this Trust and to vote said shares. However, Mr. Clark does not own the shares; The Trust owns the shares.

     (a) (3) Mr. Clark is Trustee of a Trust entitled "Trust under the Will of Charles M. Clark, Jr. for the benefit of John Sheldon Clark" and said Trust owns 17,500 shares of Common Stock. As Trustee, he is empowered to buy and sell shares for this Trust and to vote said shares. However, Mr. Clark does not own the shares; the Trust owns the shares.

     (b) Therefore, Mr. Clark is empowered to vote 83,000 shares.

     (c) During the 60 days preceding the filing of this report:

(1) Mr. Clark purchased in his own name:

            11/20/96  15,000 shs.  $9.625 per sh.
            10/23/96   2,500 shs.  $9.50  per sh.
            10/22/96   3,000 shs.  $9.50  per sh.

(2) Trust f/b/o Valer C. Austin purchased:

           11/5/96     2,500 shs.  $9.50 per sh.
           11/1/96    10,000 shs.  $9.50 per sh.
           10/18/96    2,500 shs.  $9.50 per sh.

(3) Trust f/b/o John Sheldon Clark pruchased:

            11/5/96    2,500 shs.  $9.50 per sh.
           10/23/96    2,500 shs.  $9.50 per sh.
           10/18/96    2,500 shs.  $9.50 per sh.

     (d) No person other than John Sheldon Clark and the Trust identified above has any right to receive nor the power to direct the receipt of dividends from or the proceeds from the sale of the shares of the Common Stock beneficially owned by Mr. Clark.

     (e) Not applicable.




                                                  Page    5    of     5    Pages
                                                       -------     -------



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Clark and any person with respect to any securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     No exhibits

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

  11/25/96                           /s/ John Sheldon Clark
-----------------------       ---------------------------------------------
Date                                    John Sheldon Clark